Exhibit 11

NEW YORK COMMUNITY BANCORP, INC.

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,

(in thousands, except per share data)	2003	2002	2003	2002

Net income	$71,752	$58,129	$139,120	$104,450
Weighted average common shares outstanding	132,341	135,425	134,552	133,465

Basic earnings per common share	$0.54	$0.43	$1.03	$0.78

Weighted average common shares outstanding	132,341	135,425	134,552	133,465
Additional dilutive shares using average market value for the period when utilizing the treasury stock method regarding stock options	3,200	1,557	2,538	1,436

Total shares for diluted earnings per share	135,542	136,982	137,090	134,901

Diluted earnings per common share and common share equivalents	$0.53	$0.43	$1.01	$0.77